ANGLO AMERICAN

05012552

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

3 November, 2005

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 14 2005
WASH., D.C. 203 SECTION

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Director/PDMr interests x 2
- Namakwa sands expansion project approved

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 15 copies

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

731739
AVS ~~269615~~
RNS 5451T

Anglo American plc (the "Company")

Directors' Interests

The Company announces that it was notified on 1 November 2005 that Maitland Trustees Limited, as trustee of a trust of which Mr A J Trahar and his family are potential beneficiaries, sold 104,417 ordinary Shares of US$0.50 in the capital of the Company (the "Shares") at a price of £16.84 per Share. Such shareholding was included in previous declarations of Mr Trahar's direct and indirect beneficial interest in Shares which accordingly has been reduced by 104,417 Shares.

Mr A J Trahar	Beneficial	Conditional					TOTAL
		SIP	Deferred bonus share match	LTIP[1]	BSP Bonus shares	BSP Enhancement Shares	
Balance at 31.10.05	155,564	413	32,219	232,737	95,924	71,943	588,800
Sold on 1.11.05	(104,417)						
Balance at 2.11.05	51,147	413	32,219	232,737	95,924	71,943	484,383

Footnote 1. This column includes only LTIP conditional shares granted since 2004. Prior to 2004, LTIPs were granted in the form of low cost options.

The Company also announces that it was notified on 2 November 2005 by Mr A W Lea, an Executive Director of the Company, that on 2 November 2005 he sold 50,000 Shares at a price of £16.77 per Share. Such shareholding was included in previous declarations of Mr Lea's direct beneficial interest in Shares which accordingly has been reduced by 50,000 Shares.

Mr A W Lea	Beneficial	Conditional					TOTAL
		SIP	Deferred bonus share match	LTIP[1]	BSP Bonus shares	BSP Enhancement Shares	
Balance at 31.10.05	98,873	413	12,803	107,881	33,441	25,081	278,492
Sold on 2.11.05	(50,000)						
Balance at 2.11.05	48,873	413	12,803	107,881	33,441	25,081	228,492

Footnote 1. This column includes only LTIP conditional shares granted since 2004. Prior to 2004, LTIPs were granted in the form of low cost options.

Also on 2 November 2005, Mr A W Lea exercised 49,000 options granted to him at an option price of £11.50 in March 2002 in terms of the Anglo American plc Executive Share Option Scheme. The Shares arising from this exercise were sold on the same day at a price of £16.67.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

Note: the above tables do not include details of share options held by the relevant directors.

N Jordan
Company Secretary
2 November 2005

731739
AVS ~~269615~~
RNS 5451T

Anglo American plc (the "Company")

Directors' Interests

The Company announces that it was notified on 1 November 2005 that Maitland Trustees Limited, as trustee of a trust of which Mr A J Trahar and his family are potential beneficiaries, sold 104,417 ordinary Shares of US$0.50 in the capital of the Company (the "Shares") at a price of £16.84 per Share. Such shareholding was included in previous declarations of Mr Trahar's direct and indirect beneficial interest in Shares which accordingly has been reduced by 104,417 Shares.

Mr A J Trahar	Beneficial	Conditional					TOTAL
		SIP	Deferred bonus share match	LTIP[1]	BSP Bonus shares	BSP Enhancement Shares	
Balance at 31.10.05	155,564	413	32,219	232,737	95,924	71,943	588,800
Sold on 1.11.05	(104,417)						
Balance at 2.11.05	51,147	413	32,219	232,737	95,924	71,943	484,383

Footnote 1. This column includes only LTIP conditional shares granted since 2004. Prior to 2004, LTIPs were granted in the form of low cost options.

The Company also announces that it was notified on 2 November 2005 by Mr A W Lea, an Executive Director of the Company, that on 2 November 2005 he sold 50,000 Shares at a price of £16.77 per Share. Such shareholding was included in previous declarations of Mr Lea's direct beneficial interest in Shares which accordingly has been reduced by 50,000 Shares.

Mr A W Lea	Beneficial	Conditional					TOTAL
		SIP	Deferred bonus share match	LTIP[1]	BSP Bonus shares	BSP Enhancement Shares	
Balance at 31.10.05	98,873	413	12,803	107,881	33,441	25,081	278,492
Sold on 2.11.05	(50,000)						
Balance at 2.11.05	48,873	413	12,803	107,881	33,441	25,081	228,492

Footnote 1. This column includes only LTIP conditional shares granted since 2004. Prior to 2004, LTIPs were granted in the form of low cost options.

Also on 2 November 2005, Mr A W Lea exercised 49,000 options granted to him at an option price of £11.50 in March 2002 in terms of the Anglo American plc Executive Share Option Scheme. The Shares arising from this exercise were sold on the same day at a price of £16.67.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

Note: the above tables do not include details of share options held by the relevant directors.

N Jordan
Company Secretary
2 November 2005

731739
AVS ~~269615~~
RNS 5451T

Anglo American plc (the "Company")

Directors' Interests

The Company announces that it was notified on 1 November 2005 that Maitland Trustees Limited, as trustee of a trust of which Mr A J Trahar and his family are potential beneficiaries, sold 104,417 ordinary Shares of US$0.50 in the capital of the Company (the "Shares") at a price of £16.84 per Share. Such shareholding was included in previous declarations of Mr Trahar's direct and indirect beneficial interest in Shares which accordingly has been reduced by 104,417 Shares.

Mr A J Trahar	Beneficial	Conditional					TOTAL
		SIP	Deferred bonus share match	LTIP[1]	BSP Bonus shares	BSP Enhancement Shares	
Balance at 31.10.05	155,564	413	32,219	232,737	95,924	71,943	588,800
Sold on 1.11.05	(104,417)						
Balance at 2.11.05	51,147	413	32,219	232,737	95,924	71,943	484,383

Footnote 1. This column includes only LTIP conditional shares granted since 2004. Prior to 2004, LTIPs were granted in the form of low cost options.

The Company also announces that it was notified on 2 November 2005 by Mr A W Lea, an Executive Director of the Company, that on 2 November 2005 he sold 50,000 Shares at a price of £16.77 per Share. Such shareholding was included in previous declarations of Mr Lea's direct beneficial interest in Shares which accordingly has been reduced by 50,000 Shares.

Mr A W Lea	Beneficial	Conditional					TOTAL
		SIP	Deferred bonus share match	LTIP[1]	BSP Bonus shares	BSP Enhancement Shares	
Balance at 31.10.05	98,873	413	12,803	107,881	33,441	25,081	278,492
Sold on 2.11.05	(50,000)						
Balance at 2.11.05	48,873	413	12,803	107,881	33,441	25,081	228,492

Footnote 1. This column includes only LTIP conditional shares granted since 2004. Prior to 2004, LTIPs were granted in the form of low cost options.

Also on 2 November 2005, Mr A W Lea exercised 49,000 options granted to him at an option price of £11.50 in March 2002 in terms of the Anglo American plc Executive Share Option Scheme. The Shares arising from this exercise were sold on the same day at a price of £16.67.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

Note: the above tables do not include details of share options held by the relevant directors.

N Jordan
Company Secretary
2 November 2005

7 3 1 7 3 9
AVS ~~269615~~
RNS 5451T

Anglo American plc (the "Company")

Directors' Interests

The Company announces that it was notified on 1 November 2005 that Maitland Trustees Limited, as trustee of a trust of which Mr A J Trahar and his family are potential beneficiaries, sold 104,417 ordinary Shares of US$0.50 in the capital of the Company (the "Shares") at a price of £16.84 per Share. Such shareholding was included in previous declarations of Mr Trahar's direct and indirect beneficial interest in Shares which accordingly has been reduced by 104,417 Shares.

Mr A J Trahar	Beneficial	Conditional					TOTAL
		SIP	Deferred bonus share match	LTIP[1]	BSP Bonus shares	BSP Enhancement Shares	
Balance at 31.10.05	155,564	413	32,219	232,737	95,924	71,943	588,800
Sold on 1.11.05	(104,417)						
Balance at 2.11.05	51,147	413	32,219	232,737	95,924	71,943	484,383

Footnote 1. This column includes only LTIP conditional shares granted since 2004. Prior to 2004, LTIPs were granted in the form of low cost options.

The Company also announces that it was notified on 2 November 2005 by Mr A W Lea, an Executive Director of the Company, that on 2 November 2005 he sold 50,000 Shares at a price of £16.77 per Share. Such shareholding was included in previous declarations of Mr Lea's direct beneficial interest in Shares which accordingly has been reduced by 50,000 Shares.

Mr A W Lea	Beneficial	Conditional					TOTAL
		SIP	Deferred bonus share match	LTIP[1]	BSP Bonus shares	BSP Enhancement Shares	
Balance at 31.10.05	98,873	413	12,803	107,881	33,441	25,081	278,492
Sold on 2.11.05	(50,000)						
Balance at 2.11.05	48,873	413	12,803	107,881	33,441	25,081	228,492

Footnote 1. This column includes only LTIP conditional shares granted since 2004. Prior to 2004, LTIPs were granted in the form of low cost options.

Also on 2 November 2005, Mr A W Lea exercised 49,000 options granted to him at an option price of £11.50 in March 2002 in terms of the Anglo American plc Executive Share Option Scheme. The Shares arising from this exercise were sold on the same day at a price of £16.67.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

Note: the above tables do not include details of share options held by the relevant directors.

N Jordan
Company Secretary
2 November 2005

731739
AVS ~~269615~~
RNS 5451T

Anglo American plc (the "Company")

Directors' Interests

The Company announces that it was notified on 1 November 2005 that Maitland Trustees Limited, as trustee of a trust of which Mr A J Trahar and his family are potential beneficiaries, sold 104,417 ordinary Shares of US$0.50 in the capital of the Company (the "Shares") at a price of £16.84 per Share. Such shareholding was included in previous declarations of Mr Trahar's direct and indirect beneficial interest in Shares which accordingly has been reduced by 104,417 Shares.

Mr A J Trahar	Beneficial	Conditional					TOTAL
		SIP	Deferred bonus share match	LTIP[1]	BSP Bonus shares	BSP Enhancement Shares	
Balance at 31.10.05	155,564	413	32,219	232,737	95,924	71,943	588,800
Sold on 1.11.05	(104,417)						
Balance at 2.11.05	51,147	413	32,219	232,737	95,924	71,943	484,383

Footnote 1. This column includes only LTIP conditional shares granted since 2004. Prior to 2004, LTIPs were granted in the form of low cost options.

The Company also announces that it was notified on 2 November 2005 by Mr A W Lea, an Executive Director of the Company, that on 2 November 2005 he sold 50,000 Shares at a price of £16.77 per Share. Such shareholding was included in previous declarations of Mr Lea's direct beneficial interest in Shares which accordingly has been reduced by 50,000 Shares.

Mr A W Lea	Beneficial	Conditional					TOTAL
		SIP	Deferred bonus share match	LTIP[1]	BSP Bonus shares	BSP Enhancement Shares	
Balance at 31.10.05	98,873	413	12,803	107,881	33,441	25,081	278,492
Sold on 2.11.05	(50,000)						
Balance at 2.11.05	48,873	413	12,803	107,881	33,441	25,081	228,492

Footnote 1. This column includes only LTIP conditional shares granted since 2004. Prior to 2004, LTIPs were granted in the form of low cost options.

Also on 2 November 2005, Mr A W Lea exercised 49,000 options granted to him at an option price of £11.50 in March 2002 in terms of the Anglo American plc Executive Share Option Scheme. The Shares arising from this exercise were sold on the same day at a price of £16.67.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

Note: the above tables do not include details of share options held by the relevant directors.

N Jordan
Company Secretary
2 November 2005

ANGLO AMERICAN

News Release

3 November 2005

Namakwa Sands expansion project approved

Anglo American announces the approval of a $43 million (R320 million) expansion of the Namakwa Sands heavy mineral sands and smelting facilities, located on the West Coast of South Africa.

Namakwa Sands, part of Anglo American's Base Metals division, produces titanium dioxide slag (for use in the pigment industry) as well as high quality zircon and rutile products. The expansion will increase the output of zircon and rutile products by approximately 25% through increasing the mining and concentration plants' capacities. This will allow for the existing installed capacity of the Mineral Separation Plant to be fully utilised. In addition, the project will allow for hard mineralised material that is currently rejected in the process and returned to the mine, to be treated.

An amendment to the Environmental Management Programme Report has been lodged with the relevant authorities and approval is anticipated shortly. The project will be commissioned in the first half of 2007 and will extend the economic life of the operation by approximately 10 years.

For further information:

Anglo American - London

Investor Relations	Media Relations
Charles Gordon	Kate Aindow
Tel: +44 207 968 8933	Tel: +44 207 968 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Daniel Ngwepe
Tel: +27 11 638 4730	Tel: +27 11 638 2267

Notes to Editors:
Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

News Release

3 November 2005

Namakwa Sands expansion project approved

Anglo American announces the approval of a $43 million (R320 million) expansion of the Namakwa Sands heavy mineral sands and smelting facilities, located on the West Coast of South Africa.

Namakwa Sands, part of Anglo American's Base Metals division, produces titanium dioxide slag (for use in the pigment industry) as well as high quality zircon and rutile products. The expansion will increase the output of zircon and rutile products by approximately 25% through increasing the mining and concentration plants' capacities. This will allow for the existing installed capacity of the Mineral Separation Plant to be fully utilised. In addition, the project will allow for hard mineralised material that is currently rejected in the process and returned to the mine, to be treated.

An amendment to the Environmental Management Programme Report has been lodged with the relevant authorities and approval is anticipated shortly. The project will be commissioned in the first half of 2007 and will extend the economic life of the operation by approximately 10 years.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

3 November 2005

Namakwa Sands expansion project approved

Anglo American announces the approval of a $43 million (R320 million) expansion of the Namakwa Sands heavy mineral sands and smelting facilities, located on the West Coast of South Africa.

Namakwa Sands, part of Anglo American's Base Metals division, produces titanium dioxide slag (for use in the pigment industry) as well as high quality zircon and rutile products. The expansion will increase the output of zircon and rutile products by approximately 25% through increasing the mining and concentration plants' capacities. This will allow for the existing installed capacity of the Mineral Separation Plant to be fully utilised. In addition, the project will allow for hard mineralised material that is currently rejected in the process and returned to the mine, to be treated.

An amendment to the Environmental Management Programme Report has been lodged with the relevant authorities and approval is anticipated shortly. The project will be commissioned in the first half of 2007 and will extend the economic life of the operation by approximately 10 years.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:
Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

News Release

3 November 2005

Namakwa Sands expansion project approved

Anglo American announces the approval of a $43 million (R320 million) expansion of the Namakwa Sands heavy mineral sands and smelting facilities, located on the West Coast of South Africa.

Namakwa Sands, part of Anglo American's Base Metals division, produces titanium dioxide slag (for use in the pigment industry) as well as high quality zircon and rutile products. The expansion will increase the output of zircon and rutile products by approximately 25% through increasing the mining and concentration plants' capacities. This will allow for the existing installed capacity of the Mineral Separation Plant to be fully utilised. In addition, the project will allow for hard mineralised material that is currently rejected in the process and returned to the mine, to be treated.

An amendment to the Environmental Management Programme Report has been lodged with the relevant authorities and approval is anticipated shortly. The project will be commissioned in the first half of 2007 and will extend the economic life of the operation by approximately 10 years.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

<u>**Notes to Editors:**</u>
Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

3 November 2005

Namakwa Sands expansion project approved

Anglo American announces the approval of a $43 million (R320 million) expansion of the Namakwa Sands heavy mineral sands and smelting facilities, located on the West Coast of South Africa.

Namakwa Sands, part of Anglo American's Base Metals division, produces titanium dioxide slag (for use in the pigment industry) as well as high quality zircon and rutile products. The expansion will increase the output of zircon and rutile products by approximately 25% through increasing the mining and concentration plants' capacities. This will allow for the existing installed capacity of the Mineral Separation Plant to be fully utilised. In addition, the project will allow for hard mineralised material that is currently rejected in the process and returned to the mine, to be treated.

An amendment to the Environmental Management Programme Report has been lodged with the relevant authorities and approval is anticipated shortly. The project will be commissioned in the first half of 2007 and will extend the economic life of the operation by approximately 10 years.

For further information:

Anglo American - London
Investor Relations
Charles Gordon
Tel: +44 207 968 8933

Media Relations
Kate Aindow
Tel: +44 207 968 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Daniel Ngwepe
Tel: +27 11 638 2267

Notes to Editors:
Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia. (www.angloamerican.co.uk)

AVS 059816
RNS 6079T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 2 November 2005 by Mr J N Wallington, a Person Discharging Managerial Responsibility of the Company, that on 2 November 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price	Date of grant
5,000	£10.025	£16.59	2 April 2001
10,000	£11.50	£16.59	18 March 2002

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
3 November 2005

AVS 059816
RNS 6079T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 2 November 2005 by Mr J N Wallington, a Person Discharging Managerial Responsibility of the Company, that on 2 November 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price	Date of grant
5,000	£10.025	£16.59	2 April 2001
10,000	£11.50	£16.59	18 March 2002

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
3 November 2005

AVS 059816
RNS 6079T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 2 November 2005 by Mr J N Wallington, a Person Discharging Managerial Responsibility of the Company, that on 2 November 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price	Date of grant
5,000	£10.025	£16.59	2 April 2001
10,000	£11.50	£16.59	18 March 2002

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
3 November 2005

AVS 059816
RNS 6079T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 2 November 2005 by Mr J N Wallington, a Person Discharging Managerial Responsibility of the Company, that on 2 November 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price	Date of grant
5,000	£10.025	£16.59	2 April 2001
10,000	£11.50	£16.59	18 March 2002

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
3 November 2005

AVS 059816
RNS 6079T

Anglo American plc ("the Company")

Directors' Interests

The Company announces that it was notified on 2 November 2005 by Mr J N Wallington, a Person Discharging Managerial Responsibility of the Company, that on 2 November 2005 he exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company under the Anglo American plc Executive Share Option Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price	Date of grant
5,000	£10.025	£16.59	2 April 2001
10,000	£11.50	£16.59	18 March 2002

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
3 November 2005